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SEC
Mail Processing
Section
FEB 26 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Quasar Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Greenwich Street, 7th Floor
(No. And Street)

New York (City) **NY** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Assaf Shalev (917) 647-3453
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Halpern & Associates, LLC
(Name - *if individual state last, first, middle name)*

218 Danbury Road (Address) **Wilton** (City) **CT** (State) **06897** (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Assaf Shalev, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Trading LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

FAZIA K KHAN
Notary Public - State of New York
NO. 01KH6224789
Qualified in Queens County
My Commission Expires 7/12/2018

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Quasar Trading, LLC.

We have audited the accompanying statement of financial condition of Quasar Trading, LLC. (the "Company"), and the related notes as of December 31, 2015.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2016

QUASAR TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 287,039
Securities owned, at market value	1,038,561
Receivable from clearing broker	1,737,327
Furniture and equipment	
at cost, net of accumulated depreciation of $66,392	78,514
Investment in affiliate	10,000
Other assets	38,662
TOTAL ASSETS	$ 3,190,103

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold short not yet purchased, at market value	$ 138,716
Accrued expenses and other liabilities	39,435
TOTAL LIABILITIES	178,151
MEMBERS' EQUITY	3,011,952
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,190,103

The accompanying notes are an integral part of this statement.

QUASAR TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Quasar Trading, LLC (the "Company"), organized in September 2009, began doing business as a registered broker-dealer with the Securities and Exchange Commission and as a member of the NASDAQ OMX PHLX (formerly known as the Philadelphia Stock Exchange) in August 2014. The Company is a proprietary trading firm focused principally on equity trading, facilitating trading for remote, in house, automated and grey box traders through a customizable development tool suite.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company continuously monitors its exposure to market and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by Wedbush Morgan Securities, Inc. ("Wedbush") and Interactive Brokers ("IB") pursuant to the clearance agreements. In connection therewith, the Company has agreed to indemnify Wedbush and IB for losses that the clearing brokers may sustain related to the Company's transactions. At December 31, 2015, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with Wedbush are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has become a joint back office participant with Wedbush in order to use Wedbush's capital to meet its margin requirements. As a participant of the agreement, the Company acquired 100 shares of Series B Preferred Wedbush stock. The statement of financial condition reflects this investment in affiliate by using the cost method, which approximates market value.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

The Company maintains its cash in bank deposit accounts. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corporation ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Securities owned, at market value and securities sold short not yet purchased, at market value: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

3. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2010. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

3. FAIR VALUE MEASUREMENTS (continued)

	Level 1	Level 2	Level 3	Total
Securities owned, at market value	$ 1,038,561	$ -	$ -	$ 1,038,561
% of Total	100%	-	-	100%
Securities sold short not yet purchased, at market value	$ 138,716	-	-	$ 138,716
% of Total	100%	-	-	100%

4. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded and over the counter futures and option contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is not subject to the New York City Unincorporated Business Tax as they trade for their own account. Accordingly, the financial statements are presented without a provision for taxes.

5. PROVISION FOR INCOME TAXES (continued)

The Financial Accounting Standards Board ("FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2012, 2013, 2014, and 2015. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of January 1, 2015, all of the subordinated loans have been converted to permanent equity capital.

7. MEMBERS' EQUITY

The following is a description of the Company's two (2) classes of membership interests:

- Class A members are comprised of the Company's managing members and officers who are allocated the firm's income, after the deduction for Class B profits and losses, according to their pro rata percentage of all the Class A member's interests.

- Class B members are admitted to the Company pursuant to the terms of a trader agreement. Each member's capital account is allocated the net trading profits and losses, as defined within the trade member guidelines, generated by their Individual trading account. Net trading allocated losses shall be allocated 100% to the member's account until such time as the account equals $0.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York City, under a non-cancelable lease agreement. The lease expires in 2016 and contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payments on the lease are as follows: $14,934 for the year ended December 31, 2016.

The Company had no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

9. RULE 15C3-3

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis to its clearing firm.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,757,219 which exceeded the minimum requirement of $100,000 by $ 2,657,219. The Company's ratio of aggregate indebtedness to net capital ratio was 0.01 to 1.

11. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were able to be issued, and no further information is required to be disclosed.

QUASAR TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

February 25, 2016

SEC
Mail Processing
Section
FEB 26 2016
Washington DC
416

Securities and Exchange Commission
Registrations Branch, Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

RE: Quasar Trading LLC
CRD # 151974
SEC # 8-68416

Dear Sir or Madam:

Enclosed are of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

- Two (2) copies of Financial Statements and Supplementary Information as of December 31, 2015, Exemption Report from Rule 15c3-3 Pursuant to Rule 17a-5(d)(1) and (4), and Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

- Two (2) copies of Statement of Financial Condition as of December 31, 2015.

It is our understanding that the company's financial statements and supplementary schedules, which are bound separately from the statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Fulvio + Associates, LLP

Enclosures: